Exhibit 4.30

CONSULTANCY AGREEMENT

Between

BRERA MILANO S.R.L., Tax Code 09703750969, with registered office in Milan, Piazza San Giorgio 2, in the person of its legal representative pro tempore Dr. Francesca Duva, (hereinafter also “the Company”),

- on the one hand -

And

Federico Pisanty Consulting, Tax Code 10750260969, with headquarters in Milan, via Terraggio 21, in the person of Federico Pisanty (hereinafter also “the Consultant”),

- on the other side -

hereinafter, individually “Party” and jointly “Parties”,

GIVEN:

(i) that the Company essentially deals with the exercise and promotion of sporting activities, with particular attention in Italy to the social and ESG impact, the training, preparation and management of football sporting activities, the organization and management of sports facilities and structures and related services, also through the signing of agreements with public and private bodies, the organization and participation in sporting and recreational, competitive and non-competitive, national and international events, with particular regard to foreign markets of first division and excellence;

(ii) that the Company is 100% owned by Brera Holdings PLC based in Ireland, a company incorporated under Irish law, registered with the Companies Registrar of Dublin under no. 721923, Italian tax code 91058900;

(iii) that the Consultant has gained adequate experience in the sector of corporate organization, management control, social and ESG impact, as well as corporate promotion and communication activities;

(iv) that the Company is interested in using the work of the Consultant;

(v) that the Consultant is interested in providing his consultancy and assistance services to the Company,

on the basis of the above premises, to be considered an integral and substantial part of this consultancy agreement (the “Agreement”), the Parties they agree and stipulate

as follows.

Article 1

Object of the Assignment

1.1. The Consultant will carry out, under the conditions and terms indicated below, the following consultancy and assistance services (hereinafter the “Services”):

a)	operational management and related management control;

b)	organization of work, through implementation and subsequent management of the work team;

c)	collaboration with the founders on the implementation of new initiatives / new business models, local and global;

d)	Brera Calcio/Brera Holdings representation activities towards national and international members, institutions, customers, suppliers and partners;

e)	preparation of company documentation for various purposes (e.g. marketing presentations, commercial presentations, conferences, tenders, etc.);

f)	activities to propose global/local sponsorship packages or other commercial initiatives, with a particular global focus on Italian companies operating in the countries of the acquired teams, through ICE;

g)	marketing and communication activities relating to Brera Calcio initiatives, including those with social impact and ESG;

h)	screening of new potentially interesting countries to invest/enter.

1.2. The Services referred to in the previous paragraph may be further described and specified by the Company during the execution of the task covered by this Agreement.

Article 2

Carrying out the Assignment

2.1. The Services will be carried out by the Consultant in full autonomy through his own organization of means and time. The Consultant will operate without constraints of subordination, timetable and in absolute freedom in identifying the methods and times for carrying out the Services, without prejudice to the achievement of the above objectives.

2.2. In any case, it is understood that, during the validity of this Agreement, the Consultant:

a) subject to authorization from the Company, you will be able to access and stay at the premises within the time limits that are indispensable and/or appropriate for carrying out the commissioned task;

b) will perform the services covered by this Agreement with the necessary professional diligence. The Company reserves the right to communicate to the Consultant the circumstances, information and elements that it deems relevant for the purpose of better execution of the Services by the same and to request that the Consultant takes into account what was communicated during the execution of said Services;

c) if requested by the Company, the Consultant must inform the same, in writing and in a timely and punctual manner, on the progress of the activities and Services, the methods, conditions and times of execution of the consultancy covered by this Agreement;

d) may also avail itself, at its own exclusive expenses and charges, of the help of collaborators belonging to its own organization whose names must be communicated in advance to the Company from time to time. The fact remains that the Consultant will remain solely responsible for the final results provided to the Company and for the observance of this Agreement by the collaborators.

Article 3

Duration

3.1. This Agreement will be effective from 1 January 2023 to 31 December 2023 and will be tacitly renewed from year to year unless cancellation is communicated within 60 (sixty) days of the annual deadline by registered letter with acknowledgment of receipt or by certified email and without further obligations. mutual benefits beyond the deadline.

Article 4

Fees

4.1. For the execution of the services covered by the assignment referred to in Article 1 above, the Parties agree on a total consideration of Euro 60,000 (sixty thousand) plus VAT.

4.2. The Parties may agree in advance, where necessary and in good faith, additional compensation for activities and services that go beyond those provided for in Article 1.1 above.

4.3. The payment of the fee agreed in Article 4.1 above will take place monthly in twelve equal payments of Euro 5,000 (five thousand) plus VAT each, and upon presentation of a regular invoice from the Consultant and with payment 10 days from the date of receipt.

4.4. Without prejudice to the autonomy of the Consultant’s means in carrying out the task covered by this Agreement, upon presentation of supporting documents and adequate tax documentation, the Company will reimburse only the expenses incurred by the Consultant for the execution of the task and provided that they have been previously authorized in writing. from society.

4.5. The Parties mutually acknowledge that the consideration agreed in Article 4.1 above expressly presupposes that Brera Holdings PLC, the company that controls the entire share capital of BRERA MILANO S.R.L., obtains listing on Nasdaq, the American stock exchange, by 31 March 2023, for which the admission procedure is underway. Therefore, in the event that the listing does not take place within this peremptory deadline, the Parties agree that the consideration referred to in Article 4.1. above amounts to the lesser total amount of Euro 40,000 (forty thousand) plus VAT.

4.6. In this case, without prejudice to the rest, the payment of the fee thus reduced will always take place monthly in twelve payments of the same amount of Euro 3,333 (three thousand three hundred and thirty-three) plus VAT each, and always upon regular presentation by the Consultant and with payment 10 days from date of receipt.

Article 5

Confidentiality

5.1. During the execution of the Agreement and subsequently at the end of the same for a duration of 18 months, the Consultant will have the obligation not to disclose, communicate and/or reveal and/or disseminate and/or reproduce and/or use, for different purposes from those regulated by this Agreement, the secrets and/or information of a corporate, professional, scientific, intellectual, industrial nature and/or documents and materials (the “Information”) made available by the Company or by other companies and/or associations connected and/or connected to the same.

5.2. To this end, all notes, memos, memos and writings, of any kind and form, in the possession of the Consultant relating to the Information are to be considered the property of the Company or other companies and/or associations connected to it and must be returned at the end of the relationship.

5.3. The Consultant undertakes to safeguard the Information received and/or acquired during the contractual relationship in full compliance with the provisions regarding privacy and GDPR.

Article 6

Non-competition Agreement

6.1. In the event of termination of this Agreement for any reason, the Consultant undertakes, pursuant to art. 2596 cod. civil for the period of 12 months following the termination of this Agreement, not to contact, solicit, divert and/or mislead customers, either directly or indirectly, on its own or in collaboration with other subjects or through third parties, meaning customers are all subjects who at the time of termination they had a commercial relationship with the Company.

6.2. The prohibition referred to in the previous point applies throughout the Italian territory.

6. 3. In case of violation by the Consultant of the non-competition obligation regulated in this Article 6, a contractual penalty of Euro 15,000.00 will be applied for each individual violation, without prejudice in any case to the Company’s right to take action for compensation for any further damage caused by the Consultant’s non-compliant behavior.

Article 7

Express termination clause

7.1. Without prejudice to any other rights provided by law, the Company may legally terminate this agreement pursuant to art. 1456 cod. civil, subject to a declaration to be communicated to the Consultant by registered letter with return receipt addressed to the address indicated above, or by certified email, if the Consultant violates the obligations referred to in Article 1.1 of this Agreement.

7.2. The Agreement will be considered terminated upon receipt of the communication mentioned in Article 7.1. above by the Consultant.

Article 8

General provisions

8.1. Any modifications and/or additions to this Agreement will be valid and effective if they are accepted in writing by the Party against whom such modifications are invoked.

8.2. This Agreement contains the integral manifestation of the agreements reached between the Parties and supersedes and cancels any previous agreement between them relating to what is the subject of the same.

8.3. If any provision of this Agreement is declared invalid by any judicial authority, such provision will be automatically modified so as to conform to the validity requirements expressed therein and, so modified, will be deemed to be a provision of this Agreement from its origin.

8.4. In the event that the automatic adjustment referred to in the previous paragraph occurs, the remaining provisions of this Agreement will remain fully valid and effective.

8.5. The Consultant declares to have been informed about the processing of personal data and the rights connected to it and gives his express consent to the processing by the Company.

Article 9

Communications

9.1. All communications and other notices referred to in this Agreement must be formulated in writing and will be considered duly notified if sent by registered letter with acknowledgment of receipt or by PEC to the Parties at the following addresses (or to any other address that the Parties have indicated by communicating it in the manner indicated above) where domicile is elected for the purposes of this Agreement also for judicial notifications:

(i)	as regards BRERA MILANO S.R.L.:

- Milan, Piazza San Giorgio 2;

- pec@pec.breramilanogroup.com

(ii)	as regards Federico Pisanty Consulting:

- Milan, via Terraggio 21;

- federicopisanty@pec.it

Article 10

Jurisdiction – Exclusive Court

10.1. The provisions of Italian law apply to this Agreement.

10.2. Any dispute arising from the interpretation and/or execution of this Agreement will be referred to the exclusive jurisdiction of the Court of Milan

Read Confirmed and signed.

Milan, 04 January 2023

Brera Milano Srl

/s/ Francesca Duva

Federico Pisanty Consulting

/s/ Federico Pisanty